City e-Solutions Limited



2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

27 February2006

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667





Dear Sir,

We are pleased to enclose a copy of announcement, dated 24 February 2006, for your information:

City e-Solutions Limited
- 2005 Final Results Announcement

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 29228228.

Yours faithfully,

Lawrence Yip
Executive Director

Enc.



City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

2005 FINAL RESULTS — ANNOUNCEMENT
AUDITED ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

RESULTS

The Directors of City e-Solutions Limited (the "Company") are pleased to announce the following final audited annual results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2005 together with comparative figures.

Consolidated Profit and Loss Account

	Note	2005 *HK$'000*	2004 *HK$'000*
Turnover	1	84,518	72,147
Cost of sales		(21,321)	(22,502)
Gross profit		63,197	49,645
Other net (expenses) / income	2	(11,807)	25,919
Administrative expenses		(44,020)	(48,210)
Profit before taxation	1	7,370	27,354
Income tax	4	—	15
Profit for the year		7,370	27,369
Attributable to:			
Equity shareholders of the Company		5,392	26,519
Minority interests		1,978	850
Profit for the year		7,370	27,369
Dividends payable to equity shareholders of the Company attributable to the year:	5		
Final dividend proposed after the balance sheet date HK3 cents per share (2004: HK3 cents per share)		11,494	11,494
Earnings per share	6		
Basic		*1.41 cents*	*6.92 cents*

Balance Sheet

	The Group 2005 *HK$'000*	The Group 2004 *HK$'000*	The Company 2005 *HK$'000*	The Company 2004 *HK$'000*
Non-Current Assets				
Property, plant and equipment	4,785	3,346	3,463	2,687
Intangible assets	343	407	—	—
Interests in subsidiaries	—	—	158,741	140,741
Total Non-Current Assets	5,128	3,753	162,204	143,428
Current Assets				
Other financial assets	118,048	118,732	114,510	117,746
Trade and other receivables	21,907	25,892	8,825	10,644
Cash and cash equivalents	497,335	499,148	314,106	329,328
	637,290	643,772	437,441	457,718
Current Liabilities				
Trade and other payables	(23,571)	(24,223)	(8,517)	(10,721)
Provision for taxation	(1,025)	(1,025)	(1,025)	(1,025)
	(24,596)	(25,248)	(9,542)	(11,746)
Net Current Assets	612,694	618,524	427,899	445,972
Total Assets less Current Liabilities	617,822	622,277	590,103	589,400
Non-Current Liabilities				
Loan owing to a subsidiary	—	—	—	(63)
NET ASSETS	617,822	622,277	590,103	589,337
CAPITAL AND RESERVES				
Share capital	383,126	383,126	383,126	383,126
Reserves	206,655	213,038	206,977	206,211
Total equity attributable to equity shareholders of the Company	589,781	596,164	590,103	589,337
Minority interests	28,041	26,113	—	—
TOTAL EQUITY	617,822	622,277	590,103	589,337

Notes:-

1. The analysis of the principal activities and geographical location of the operations of the Company and its subsidiaries during the financial year are as follow:

	Group turnover 2005 *HK$'000*	Group turnover 2004 *HK$'000*	Profit from operations 2005 *HK$'000*	Profit from operations 2004 *HK$'000*
Business Segments				
Investment holding	20,865	9,937	(2,762)	22,572
Hospitality related services	63,653	62,210	10,132	4,782
	84,518	72,147	7,370	27,354
Geographical Segments				
Hong Kong	15,941	7,982	(6,707)	21,243
Singapore	4,463	5,282	894	449
United States	64,114	58,883	13,183	5,662
	84,518	72,147	7,370	27,354

2. The analysis of Other Net (Expenses) / Income is as follows:-

	2005 *HK$'000*	2004 *HK$'000*
Exchange (loss) / gain (net)	(8,738)	4,804
Profit / (loss) on sale of property, plant and equipment (net)	458	(9)
Net unrealized (loss) / gain on stating securities at fair value	(3,527)	20,250
Others	—	874
	(11,807)	25,919

3. Profit before taxation

Profit before taxation has been arrived at after charging:

	2005 *HK$'000*	2004 *HK$'000*
Amortisation of intangible assets	65	70
Depreciation of property, plant and equipment	1,355	1,630

4. Taxation

	2005 *HK$'000*	2004 *HK$'000*
Hong Kong taxation		
- overprovision in respect of prior years	—	(15)

The provision for Hong Kong profits tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profits for the year ended 31 December 2005. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

5. Dividends

Dividends attributable to the previous financial year were approved and paid during the year.

	2005 *HK$'000*	2004 *HK$'000*
Final dividends in respect of the previous financial year, approved and paid during the year, of HK3 cents (2004: HK3 cents) per share	11,494	11,494

The directors of the Company have proposed a final dividend for the year ended 31 December 2005 of HK3 cents per share (2004: HK3 cents). The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

No interim dividend was paid for the year ended 31 December 2005 (2004: Nil cents).

6. Earnings per share

a) Basic Earnings Per Share

The calculation of basic earnings per share is based on profit after taxation attributable to shareholders of HK$5.4 million (2004: HK$26.5million) and on 383,125.524 (2004: 383,125,524) ordinary shares in issue during the year.

b) Diluted Earnings Per Share

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

MANAGEMENT DISCUSSION AND ANALYSIS

The Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), has most of its activities in the United States. The hospitality industry in the US has remained robust with continued strong rebound in demand compared over the past few years. Many of our client hotels are performing well with their revenues and operating profits for 2005 exceeding prior year. This improvement in business environment has benefited SWAN's hotel management business unit, Richfield, as its fee income is aligned to revenue and profits of its hotel customers.

In the year under review, the Group recorded a turnover of HK$84.5 million comprising mainly revenue contribution of HK$64.1 million from SWAN and investment related income of HK$20.4 million. The Group achieved growth of 17.1% in its turnover in 2005 over 2004 mainly due to higher interests received and fee income from SWAN.

The Group's total investment income increased by 110.0% from previous year to HK$20.9 million from HK$9.9 million. In line with the higher prevailing interest rates during the year under review, interest income increased to HK$15.4 million, up 156.1% from HK$6.0 million received in the previous year. On the other hand, the Company recorded a net other expense of HK$11.8 million, a decline of HK$37.7 million, compared to net other income of HK$25.9 million recorded in the previous year. This decline is mainly attributed to unrealized losses arising from remeasuring the Group's investment securities at fair value as at financial year end as well as unfavourable exchange translation losses.

For 2005 as a whole, the Group recorded a net profit attributable to its equity shareholders of the Company of HK$5.4 million, representing a decline of 79.7% from the previous year's of HK$26.5 million.

SWAN continued to focus its business development efforts on Richfield (hotel management services) and Sceptre (electronic reservation and revenue management services) in 2005. During the year in review, Richfield was successful in signing several new contracts to manage upscale larger hotels that will generate higher annual fees. As announced on 8 August 2005, the 14 hotels in US owned by Millennium & Copthorne Hotels plc ("M&C"), ceased procuring hotel reservation services from Sceptre in 4th quarter of 2005. M&C is a subsidiary of City Developments Limited, a substantial shareholder of the Company. Excluding the 14 M&C hotels, Sceptre as at year end is providing services to more than 150 properties. Sceptre will be stepping up its business development efforts to replace this loss of revenue stream.

Basic earnings per share for the year under review was HK1.41 cents calculated on 383,125,524 ordinary shares in issue during the year.

The Group's Net Tangible Assets (net assets less intangible assets and minority interests) backing per share as at 31st December 2005 decreased marginally to HK$1.54 from HK$1.55 as at the end of the previous financial year end. The Board proposed a final dividend of HK3 cents per share for the year under review.

BUSINESS REVIEW AND OUTLOOK

Despite the uncertainty over the price of crude oil and the pace of interest rate increases, the United States economy is expected to continue to grow steadily in 2006. Consequently, the hospitality industry in the US is projected to record another year of healthy growth in 2006. Therefore, SWAN's business units should benefit from the improving economy and industry in the coming year. We will continue to adopt a prudent approach in managing the businesses by ensuring costs are kept in line with the level of business activities. Richfield is working on many potential contracts and is optimistic of converting some of these into multi-year contracts in 2006.

With the retention of our significant cash resources, the Group will be able to capitalize on any good investment opportunities that arise in 2006. We intend to be more active in evaluating opportunities to take advantage of the current favourable global economic environment. Barring unforeseen circumstances, the Group's performance in respect of its current hospitality related operations should remain profitable in 2006.

DIVIDENDS

The directors of the Company have proposed a final dividend for the year ended 31 December 2005 of HK3 cents per share (2004: HK3 cents). No interim dividend was paid for the year ended 31 December 2005 (2004: Nil cents).

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise two independent non-executive directors and one non-executive director of the Company. It has reviewed the annual results of the Group for the year ended 31 December 2005.

CORPORATE GOVERNANCE

In the opinion of the Directors, save as disclosed below, the Company has complied with the Code on Corporate Governance Practices, as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Appendix 14") throughout the year under review.

The Company does not fully comply with the code provisions A.4.1 and A.4.2 in Appendix 14. Under code provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election at regular intervals. The non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company (the "Articles"). Under code provision A.4.2, all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment and every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. According to the Articles, any director appointed to fill a casual vacancy shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election. At each annual general meeting, one-third of the directors for the time being shall retire from office by rotation. In exceptional circumstances, a director may hold office for more than 3 years before retirement.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the period under review.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

STATUTORY INFORMATION

The Annual General Meeting of the Company will be held on 20 April 2006.

The register of members will be closed from 18 April 2006 to 20 April 2006, both dates inclusive, and the dividend cheques are expected to be despatched on or about 19 May 2006.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 23 February 2006

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.